

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 28, 2017

Via E-mail
Richard C. Coggins
Chief Financial Officer
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615

> **Re: Span-America Medical Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 1, 2016**
> **Filed December 23, 2016**
> **File No. 000-11392**

Dear Mr. Coggins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2016

Item 8. Financial Statements

Note 1 – Significant Accounting Policies

Revenue Recognition, page 50

1.   We note that your revenue recognition arrangements do not contain customer acceptance provisions. However we note from your disclosures on page 8 that sales of your industrial products within your custom products segment are made to order according to customer specifications. Please explain to us when you recognize revenues from made to order products and describe any post shipment obligations associated with these transactions.

Richard C. Coggins
Span-America Medical Systems, Inc.
February 28, 2017
Page 2

Note 13 – Income Taxes, page 61

2.   Please revise future filings to provide disclosure of the components of income before income tax expense as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery